March 26, 2007
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Santa Monica Media Corporation — Registration Statement on Form S-1 — Registration No. 333-128384
Ladies and Gentlemen:
     On behalf of Santa Monica Media Corporation, a Delaware corporation (the “Company”), the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 4:00 p.m., Washington, D.C. time, on Wednesday, March 28, 2007, or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and
     3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 26, 2007

     The Company also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Registration Statement.
Very truly yours,

/s/ David Marshall

David Marshall
Chief Executive Officer
Santa Monica Media Corporation

Citigroup Global Markets, Inc.
388 Greenwich Street
New York, New York 10013
March 26, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Santa Monica Media Corporation, a Delaware corporation (the “Company”)
Registration Statement on Form S-1 (SEC File No. 333-128384)
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on March 28, 2007 or as soon thereafter as practicable.
Pursuant to Rule 460 under the Act, please be advised that between March 14, 2007 and March 26, 2007, the undersigned effected a distribution of approximately 13,200 copies of the Preliminary Prospectus dated March 12, 2007 (the “Preliminary Prospectus”) to underwriters and dealers.
In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Citigroup Global Markets Inc., as Representative for Underwriters
/s/ David Spivak
David Spivak
Managing Director